UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2019

Legion Capital Corporation

(Exact name of issuer as specified in its charter)

Florida	47-3751122
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

301 E. Pine St.

Suite: 850

Orlando, Fl 32801

(Address, including zip code of principal executive office)

407-486-9234

(Issuer’s telephone number, including area code)

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information and financial data discussed below is derived from our unaudited financial statements, herein, for the period from January 1, 2019 to June 30, 2019. We have also restated our unaudited financial statements for the period between January 1, 2018 and June 30, 2018, and those are included here. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles in the United States. The information and financial data discussed below is only a summary and should be read in conjunction with the related notes contained elsewhere in this filing. The financial statements contained elsewhere in this filing fully represent our financial condition and operations; however, they are not indicative of our future performance.

Legion Capital Corporation was originally incorporated as GreenSky Corporation on August 7, 2015 in Delaware, and merged with Legion Capital Corporation (the “Company”), a Florida Corporation on January 15, 2016. The Company is a holding company with operating subsidiaries in the areas of commercial lending, real estate and real estate services, management and marketing.

Our operating subsidiaries are:

●	Legion Lending Group, LLC. Legion Lending Group is a small business finance company that provides direct financing for small business and real estate entrepreneurs through a number of direct lending programs including:

1.	Direct mortgage lending for real estate developers and entrepreneurs.

2.	Accounts receivable financing or factoring for small business owners and entrepreneurs.

3.	General secured business lending and other forms of direct lending and finance.

●	Legion Development Group, LLC is a company that owns and holds interests in real estate and real estate developments. We partner with developers and builders to develop and build both commercial and residential real estate.

●	Legion Management Group, LLC is a management company that provides management and consulting services to business owners in all areas of business and growth management, technology and corporate finance. Specifically, we provide management and consulting services to small and medium sized businesses and entrepreneurs on a fee basis.

●	Legion Marketing, LLC is a marketing company that provides marketing services to business owners and entrepreneurs. Specifically, we provide the following marketing services to business owners:

1.	Digital marketing and online media buying.

2.	SEO and web based marketing.

3.	Conventional media buying and design.

4.	Web and social media design and management.

5.	Marketing and sales consulting services.

●	Legion Title, LLC. Legion Title, LLC is a title agency that provides title insurance and closing services for Legion transactions.

During the next 12 months we plan to use our current cash, as well as additional capital procured through our capital sources, to build and acquire new businesses within our core operating areas and potential new areas, to grow our current lending, real estate services and development businesses both organically and through acquisition and to expand our business services such as marketing and management.

Results of Operations

The following table summarizes our gross revenue, operating expenses, and net loss for the six months ended June 30, 2019 and June 30, 2018.

The table below sets forth line items from the Company’s unaudited consolidated Statements of Operations.

	June 30, 2019	June 30, 2018
		(restated)
Revenue
Management fees	$148	$-
Automotive sales and services	1,137,760	1,446,279
Due diligence fees	45,000	115,000
Interest income	422,539	586,518
Marketing fees	15,349	18,597
Origination fees	234,370	102,613
Other	278,568	361,291
	2,133,734	2,630,298

Less: cost of sales
Automotive sales and service	1,063,500	1,174,726

Gross profit	1,070,234	1,455,572

Expenses:
Selling expenses	(113,627)	(243,094)
General and administrative Expense	(1,612,363)	(2,876,213)

Operating loss	(655,756)	(1,663,735)

Other income (expense)
Interest expense	(592,530)	(250,338)
Other income	-	57,466
Loss on sale of assets	-	(55,360)

Total other income (expense)	(592,530)	(248,232)

Net loss	(1,248,286)	(1,911,967)

Less: Preferred membership units of subsidiary dividends	(396,945)	(402,527)

Net Loss - common shareholders	$(1,645,231)	$(2,314,494)

Six Months Ended June 30, 2019 compared with Six Months Ended June 30, 2018

Gross revenue: For the six month period ended June 30, 2019, gross revenue was $2,133,734, compared to $2,630,298 for the six month period ended June 30, 2018, a decrease of $496,564. This decrease was primarily due to decreased sales in our Dorman – Willis Motors, Inc. business for the relative periods.

Gross profit: The consolidated gross profit decreased by $385,338, or 26% from $1,455,572 to $1,070,234 from the six month period ended June 30, 2018 and June 30, 2019 respectively. This decrease in gross profit was primarily due to decreased automobile sales as well as a decrease in interest income in our lending business.

General and administrative: The consolidated general and administrative expenses decreased by $1,263,850 to $1,612,363 for the six months ended June 30, 2019 from $2,876,213 for the six months ended June 30, 2018. The decrease is primarily due to us streamlining portions of our business operations to focus on our core and most profitable and potentially profitable businesses.

Loss on sale of assets: The consolidated loss on sale of assets decreased by $55,360 to -0- or 100%, for the six months ended June 30, 2019 from $55,360 for the six months ended June 30, 2018.

Interest expense: The consolidated interest expense increased by $342,192 or 58% to $592,530 for the six months ended June 30, 2019 from $250,338 for the six months ended June 30, 2018. The increase is primarily due to the increase in the Company’s long-term debt.

Net loss: Net loss decreased by $663,681, or 35%, to $1,248,286 for the six months ended June 30, 2019 from a net loss of $1,911,967 for the six months ended June 30, 2018. The decrease in net loss is primarily due to our streamlined business focus and operations in 2019.

Liquidity and Capital Resources

As of June 30, 2019, we had a cash balance of $298,222. During the six months ended June 30, 2019, we used approximately $3,559,000 in cash for operating activities, were provided approximately $11,000 in cash from investing activities, and were provided with approximately $3,548,000 through financing activities.

Our primary uses of cash were for expanding our lending business by making new and increased loans, marketing and working capital. The main source of cash was from private debt issuance. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●	Continued expansion of our lending business by loaning out our capital on short and long term illiquid transactions,

●	Addition of administrative and sales personnel as the business grows,

●	Increases in advertising, public relations and sales promotions as we expand operations,

●	An increase in working capital requirements,

●	The cost of being a public reporting company and the continued increase in costs due to governmental compliance activities.

We expect to finance our operations primarily through our existing cash, our operational revenues and any future financing.  We expect to use both equity and debt financing from time to time. We have no limits on the amount of leverage we may employ. In general, we intend to pay debt service from operational cash flow, but we also expect to need to raise additional capital to meet our obligations and to fully implement our business plan. Potential future sources of capital include secured or unsecured financings from banks or other lenders, and additional debt and/or equity offerings. However, there is no assurance we will be able to obtain such capital on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, our operations would be materially negatively impacted.

Off Balance Sheet Arrangements

We do not have any off - balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

Item 2. Other Information

None.

Item 3. Financial Statements

Legion Capital Corporation and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30, 2019	December 31, 2018
	(unaudited)
Assets

Current assets:
Cash	$298,222	$297,752
Other receivables	702,124	406,525
Business loans receivable, net	14,432,527	9,366,197
Inventory	536,216	517,037
Prepaid expenses and other current assets	773,099	257,897

Total current assets	16,742,188	10,845,408

Property and equipment, net	108,260	120,680
Other intangible assets	660	2,382
Business loans receivable, net	2,186,744	5,317,278

Total assets	$19,037,852	$16,285,748

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued expense	$984,156	$531,542
Floor plan notes payable	90,366	453,784
Notes payable	7,353,450	5,416,563

Total current liabilities	8,427,972	6,401,889

Notes payable, less current portion	6,194,806	3,664,804

Total liabilities	14,622,778	10,066,693

Shareholders’ equity
Common stock, no par value, 100,000,000 shares authorized and 16,432,268 and 16,451,268, shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively	7,628,544	7,652,294
Deferred stock compensation	(314,188)	(314,188)
Additional paid in capital	983,188	983,188
Deficit	(10,456,253)	(8,811,022)

Legion Capital Corporation deficit	(2,158,709)	(489,728)

Non-controlling interest - preferred stock of subsidiary	6,573,783	6,708,783

Total shareholders’ equity	4,415,074	6,219,055

Total liabilities and shareholders’ equity	$19,037,852	$16,285,748

See accompanying notes to unaudited condensed consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Condensed Consolidated Statements of Operations

(unaudited)

	June 30, 2019	June 30, 2018
		(restated)
Revenue
Management fees	$148	$-
Automotive sales and services	1,137,760	1,446,279
Due diligence fees	45,000	115,000
Interest income	422,539	586,518
Marketing fees	15,349	18,597
Origination fees	234,370	102,613
Other	278,568	361,291
	2,133,734	2,630,298

Less: cost of sales
Automotive sales and service	1,063,500	1,174,726

Gross profit	1,070,234	1,455,572

Expenses:
Selling expenses	(113,627)	(243,094)
General and administrative Expense	(1,612,363)	(2,876,213)

Operating loss	(655,756)	(1,663,735)

Other income (expense)
Interest expense	(592,530)	(250,338)
Other income	-	57,466
Loss on sale of assets	-	(55,360)

Total other income (expense)	(592,530)	(248,232)

Net loss	(1,248,286)	(1,911,967)

Less: Preferred membership units of subsidiary dividends	(396,945)	(402,527)

Net Loss - common shareholders	$(1,645,231)	$(2,314,494)

Net loss per common share - basic and diluted	$(0.10)	$(0.15)

Weighted average shares outstanding - basic and diluted	16,440,888	14,967,534

See accompanying notes to unaudited condensed consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Condensed Consolidated Statement of Changes in Shareholders’ Equity

(unaudited)

	No par value common stock		Deferred Stock	Additional Paid-in		Non-controlling interest-preferred stock issued by
	Shares	Amount	Compensation	Capital	Deficit	subsidiary	Total

December 31, 2018	16,451,268	$7,652,294	$(314,188)	$983,188	$(8,811,022)	$6,708,783	$6,219,055

Shares repurchased for cash	(19,000)	(23,750)	-	-	-	-	(23,750)

Preferred membership units of subsidiary redeemed for cash	-	-	-	-	-	(135,000)	(135,000)

Preferred membership units of subsidiary dividends	-	-	-	-	-	(396,945)	(396,945)

Net loss	-	-	-	-	(1,645,231)	396,945	(1,248,286)

June 30, 2019	16,432,268	$7,628,544	$(314,188)	$983,188	$(10,456,253)	$6,573,783	$4,415,074

	No par value Common Stock		Deferred Stock	Additional Paid-in		Non-controlling interest-preferred stock issued by
	Shares	Amount	Compensation	Capital	Deficit	subsidiary	Total

December 31, 2017	14,063,721	$4,526,843	$(314,188)	$1,083,188	$(4,709,486)	$6,708,783	$7,295,140

Shares issued for Cash	2,220,280	2,767,850	-	-	-	-	2,767,850

Repurchase of stock options	-	-	-	(100,000)	-	-	(100,000)

Preferred membership units of subsidiary dividends	-	-	-	-	-	(402,527)	(402,527)

Net loss	-	-	-	-	(2,314,494)	402,527	(1,911,969)

June 30, 2018	16,284,001	$7,294,693	$(314,188)	$983,188	$(7,023,980)	$6,708,783	$7,648,494

See accompanying notes to unaudited condensed consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(unaudited)

	Six months ended June 30,
	2019	2018
		(restated)
Operating activities:
Net loss	$(1,248,286)	$(1,911,967)
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	2,939	9,032
Bad debt	-	223,067
Loss on sale of equity	-	55,360
Change in operating assets and liabilities:
Other receivables	(295,599)	(60,094)
Issuance of business loans	(3,279,991)	(5,906,560)
Repayments of business loans	1,344,195	524,873
Inventory	(19,179)	272,951
Prepaid expenses and other current assets	(515,202)	(230,450)
Accounts payable and accrued expenses	452,614	537,162

Net cash from operating activities	(3,558,509)	(6,486,626)

Investing activities:
Purchase of property and equipment	(7,312)	-
Proceeds from sale of assets	18,515	344,608

Net cash from investing activities	11,203	344,608

Financing activities:
Proceeds from notes payable	5,313,995	2,477,884
Change in floor plan notes payable	(363,418)	(109,803)
Payments on notes payable	(847,106)	(104,628)
Proceeds issuance of common stock	-	2,767,850
Repurchase of common stock	(23,750)	-
Repurchase of preferred stock of subsidiary	(135,000)	-
Repurchase of stock options	-	(33,000)
Preferred membership distributions - subsidiaries	(396,945)	(402,527)

Net cash from financing activities	3,547,776	4,595,776

Net increase (decrease) in cash	470	(1,546,242)

Cash-beginning	297,752	2,598,709

Cash-ending	$298,222	$1,052,467

Supplemental data:

Interest paid	$592,530	$250,338

See accompanying notes to unaudited condensed consolidated financial statements.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 1 - BUSINESS

As of January 1, 2017, all venture funds, including Legion High Yield Mortgage Fund I, LLC, Legion Select Venture Fund, LLC, and the LLC managers thereof, were sold and are no longer subsidiaries of the Company. There was effectively no gain or loss from this transaction.

As of February 28, 2017, Legion Wealth Advisors, LLC was sold and transferred to Paul Pfeifer, CEO thereof, and is no longer a subsidiary of the Company. There was effectively no gain or loss from this transaction.

As of November 18, 2019, the Company is now a holding company with operating subsidiaries as follows:

●	Legion Lending Group, LLC is a commercial lender to small and medium sized businesses and real estate developers and entrepreneurs. Legion Lending Group has several operating subsidiaries, including Legion Funding, LLC, Legion Commercial Finance, LLC, Legion BellaViva, LLC and Legion Lending III, LLC.

●	Legion Development Group, LLC is a real estate development company that has acquired and is developing residential and commercial property. Legion Development Group has several operating subsidiaries including Legion Lake Mary I, LLC and Legion Ajay, LLC.

●	Legion Management Group, LLC is a management company that provides management and consulting services to business owners in all areas of business and growth management, technology and corporate finance.

●	Legion Marketing, LLC is a marketing company that provides marketing services to portfolio companies and business units owned by the Company, as well as to third party companies on a fee or project basis.

●	Legion Title, LLC, a Florida Limited Liability Company, is a title and closing agency licensed in the State of Florida.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

●	In November 2017, the Company formed Legion Select Holdings, LLC (a subsidiary of Legion Lending Group, LLC) to own and hold certain secured notes receivable and business assets, and certain secured notes and business interests in exchange for the issuance of $6,708,783 of preferred membership units in Legion Select Holdings, LLC. No gain or loss occurred during the acquisition of these notes receivable as they were acquired at cost.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated financial statements of Legion Capital Corporation and its wholly-owned subsidiaries (collectively the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of consolidated financial position presented have been reflected herein. Interim results are not necessarily indicative of results to be expected for the full year. The information in this Form 1-SA should be read in conjunction with the information included in the Company’s annual report on Form 1-K for the year ended December 31, 2018.

Principles of Consolidation

For the period ended June 30 2019, the Company, Legion Capital Corporation and its subsidiaries Legion Development Group, LLC, Hilton Institute of Business, LLC, Legion Lending Group, LLC, Legion Funding LLC, Legion Marketing, LLC, Legion Management Group, LLC, Legion Select Holdings, LLC, Legion Title LLC, Pricepoint Automotive, LLC, Pricepoint Finance, LLC, Legion Bellaviva I, LLC, Legion Commercial Finance, LLC, and Legion Transportation Group, LLC, have been consolidated for financial statement purposes. All significant intercompany transactions and balances have been eliminated in consolidation.

For the year ended December 31, 2018, the Company, Legion Capital Corporation and its subsidiaries Hilton Institute of Business, LLC, Legion Funding LLC, Legion Marketing, LLC, Legion Management Group, LLC, Legion Select Holdings, LLC, Legion Title LLC, Pricepoint Automotive, LLC, Pricepoint Finance, LLC, Hilton Blockchain Systems, LLC, Legion Bellaviva I, LLC, Legion Commercial Finance, LLC, and Legion Transportation Group, LLC, have been consolidated for financial statement purposes. All significant intercompany transactions and balances have been eliminated in consolidation.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three (3) months or less to be cash equivalents.

Cash accounts are insured at the Federal Deposit Insurance Corporation limits of $250,000 per bank. At times throughout the year, such bank balances may have exceeded the federally insured limit. As of June 30, 2019, the Company had approximately $48,000 of cash that was not insured.

Inventory

Inventory is stated at the lower of cost or net realizable value, under the first in first out method, and consists of cars and automotive parts and supplies.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Business Loans Receivable

In accordance with the guidance of ASC Topic 942, Financial Services - Depository and Lending, the Company reports loans and trade receivables not held for sale on the date of the consolidated financial statements at their outstanding principal balances, reduced by an allowance for loan losses. The allowance for loan losses was $664,901, as of June 30, 2019 and December 31, 2018, respectively.

Portfolio Segments are primarily in real estate and transportation. The primary credit quality indicators are paired to changes in overall market/industry valuations as well as changes in more specific pledged collateral valuations to evaluate a performing and non-performing business loans receivable on an individual basis. Most portfolio loans are established with significant amounts of prepaid interest and are 1-2 years in duration. Business loans receivable are considered on non-accrual or past due status on an individual basis. When an asset or investment becomes distressed due to changes in industry valuation, business valuations and ability to generate cash flow or repay debt, each distressed or non-performing asset is evaluated on an individual case by case basis for restructuring and/or liquidation, and at that time an estimated allowance is recorded.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation or amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the expected useful lives of the related assets or the lease term.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

Intangible Assets

The Company accounts for its intangible assets in accordance with the authoritative guidance issued by the ASC Topic 350 - Goodwill and Other. Intangibles are valued at their fair market value and are amortized taking into account the character of the acquired intangible asset and the expected period of benefit. The Company evaluates intangible assets, at a minimum, on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated undiscounted future cash flows.

The cost of internally developing, maintaining and restoring intangible assets that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to an entity as a whole, are recognized as an expense when incurred.

An intangible asset with a definite useful life is amortized; an intangible asset with an indefinite useful life is not amortized until its useful life is determined to be no longer indefinite. The remaining useful lives of intangible assets not being amortized are evaluated at least annually to determine whether events and circumstances continue to support an indefinite useful life.

There were no indications of impairment based on management’s assessment of these assets at June 30, 2019 and December 31, 2018. Factors we consider important that could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of the use of the assets or the strategy for our overall business, and significant negative industry or economic trends. If current economic conditions worsen causing decreased revenues and increased costs, we may have to recognize an impairment charge to our intangible assets.

Long-Lived Assets

The Company reviews long-lived assets (primarily comprised of property, equipment and leasehold improvement, and assets held for sale) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the asset exceeds the fair value of the asset. As of June 30, 2019 and December 31, 2018, the Company did not recognize any impairment on its long-lived assets.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Update ASU 2014-09, Revenue from contracts with Customers – Topic 606, and all subsequent ASUs that modified ASC 606. The Company has elected to apply the standard to all prior periods presented utilizing the full retrospective approach. The implementation of the new standard had no material impact on the measurement or recognition of revenue of current and prior periods presented.

As a result, no changes were made during the period related to these sources of revenue. The main types of noninterest income within the scope of the standard are as follows: Management, Marketing and Participation Fees charged to our clients or on our projects, as well as income from the sale of automobiles and services on automobiles. Revenue from monthly management, marketing and other services are recognized on a monthly basis over the term of the contract as the Company performs these services and has an unconditional right to the consideration.

The Company also has transaction fees related to specific transactions or activities resulting from a customer request or activity that includes participation fees in certain real estate development projects and are recognized at a defined point in time upon completion of the transaction, meeting contract milestones or at loan maturity, depending on the terms of the contract.

Fair Value of Financial Instruments

FASB ASC 825, Disclosure about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments when it is practical to estimate. Management believes the carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable are reasonable estimates of their fair value because of their short-term nature and interest rates.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

Equity-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718 Stock Compensation (ASC 718). The computation of the expense associated with stock-based compensation requires the use of a valuation model. The FASB issued accounting guidance requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. We currently use a Black-Scholes option pricing model to calculate the fair value of our stock options. We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future. This accounting guidance requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock compensation expense that may materially impact our financial statements for each respective reporting period.

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740 “Accounting for Income Taxes,” which requires a company to first determine whether it is more likely than not (which is defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income. Income tax expense has the sum of current income tax plus the change in deferred tax assets and liabilities.

Reclassifications

We have reclassified certain prior period amounts in the consolidated financial statements to conform to current period presentation.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board has issued the following Accounting Standard Update (“ASU”) 2014-09 Revenue From Contracts with Customers, ASU No. 2016-01, Financial Instruments, ASU 2016-02, Leases, ASU 2016-13, Financial Instruments - Credit Losses, ASU No. 2016-15, Statement of Cash Flows.

Recent accounting pronouncements that the Company has adopted or that will be required to adopt in the future are summarized below.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09 - Revenue From Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principal of this ASU is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

The original effective date for ASU 2014-09 would have required the Company to adopt beginning in its first quarter 2017. In July 2015, the FASB voted to amend ASU 2014-09 by approving a one-year deferral of the effective date as well as providing the option to early adopt the standard on the original effective date. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company adopted this standard utilizing the full retrospective approach which did not have a significant impact on its current and previous consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825- 10), Recognition and Measurement of Financial Assets and Financial Liabilities. The provisions of the update require equity investments to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment. The update also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. It also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities, and eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost on the balance sheet. ASU No. 2016-01 requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. It also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

Recently Issued Accounting Pronouncements (Continued)

The update requires separate presentation of financial assets and financial liabilities by category and form on the balance sheet or the accompanying notes to the financial statements. In addition, the update clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The adoption of this ASU is not expected to have a material impact on the Company’s financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), Conforming Amendments Related to Leases. This ASU amends the codification regarding leases in order to increase transparency and comparability. The ASU requires companies to recognize lease assets and liabilities on the balance sheet and disclose key information about leasing arrangements. A lessee would recognize a liability to make lease payments and a right-of-use asset representing its right to use the leased asset for the lease term. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The adoption of this ASU is not expected to have a material effect on the Company’s financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The amendments introduce an impairment model that is based on expected credit losses (“ECL”), rather than incurred losses, to estimate credit losses on certain types of financial instruments (ex. loans and held to maturity securities), including certain off-balance sheet financial instruments (ex. commitments to extend credit and standby letters of credit that are not unconditionally cancellable). The ECL should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments, over the contractual term. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Financial instruments with similar risk characteristics may be grouped together when estimating the ECL. The ASU also amends the current available for sale security impairment model for debt securities whereby credit losses relating to available for sale debt securities should be recorded through an allowance for credit losses. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The amendments will be applied through a modified retrospective approach, resulting in a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company is currently planning for the implementation of this accounting standard. It is too early to assess the impact this guidance will have on the Company’s financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this ASU clarify the proper classification for certain cash receipts and cash payments, including clarification on debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, among others. For an emerging growth company, the amendments in the update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The adoption of this ASU is not expected to have a material effect on the Company’s financial statements.

The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 3 – ADJUSTMENTS TO PRIOR YEAR FINANCIAL STATEMENTS

The accompanying financial statements for the period ended June 30, 2018 have been restated to correct errors related to incorrect revenue and expenses from related party entities and other incorrect entity reporting. The primary effect of the restatement was an increase in the net loss of approximately $1,000,000.

NOTE 4 - LIQUIDITY AND GOING CONCERN

The Company has sustained recurring losses and negative cash flows from operations. Over the past year, the Company’s growth has been funded through a combination of debt and equity financing. As of June 30, 2019, the Company had approximately $298,000 of unrestricted cash. The Company continues to obtain debt and equity financing as well as grow its portfolio of notes receivable and therefore believes that, as a result, it currently has sufficient cash and financing commitments to meet its operating and funding requirements over the next year. However, the Company has experienced and continues to experience negative cash flows from operations, as well as an ongoing requirement for substantial additional capital investment. The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. The Company expects to seek to obtain additional funding through a bank credit facility, private debt or equity offerings or public debt or equity offerings. There can be no assurance as to the availability or terms upon which such financing and capital might be available in the future.

NOTE 5 - BUSINESS LOANS RECEIVABLE

Business loans receivable of $17,676,913 are secured, along with annual interest at rates from 8% to 25%, with maturity dates through December 2020. The balance of the allowance for credit losses as of June 30, 2019 and December 31, 2018 was $664,901, respectively. The following table summarizes the maturity dates:

Business loans receivable due on or before June 30, 2020	$15,440,480
Business loans receivable due after June 30, 2020	2,236,433
Gross business loans receivable	17,676,913
Less: deferred interest and origination fees	(392,741)
Less: allowance for credit losses	(664,901)
$16,619,271

The following table presents (a) impaired loans with specific allowances and the amount of such allowances and (b) impaired loans without specific allowances as of June 30, 2019:

	Investment Value	Specific Allowance

Notes receivable with specific allowances – individually evaluated	$2,925,335	$664,901
Notes receivable without specific allowances – individually evaluated	14,751,578	-
Total	$17,676,913	$664,901

The following table presents our credit quality indicators as of December 31, 2018:

Investment Value
Performing loans	$14,751,578

Non-performing loans	$2,925,335

Total impaired loans	$2,925,335

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 6 - PROPERTY AND EQUIPMENT

The major classifications of property and equipment are summarized as follows:

	June 30,	December 31,
	2019	2018
Furniture and equipment	$90,728	$83,416
Vehicles	3,418	21,933
Leasehold improvements	25,131	25,131
Less accumulated depreciation	(11,017)	(9,800)

Property and equipment, net	$108,260	$120,680

Depreciation expense for the periods ended June 30, 2019 and 2018, was $1,217 and $6,448, respectively.

NOTE 7 - NOTES PAYABLE

As of June 30, 2019 and December 31, 2018, the Company has unsecured Notes payable in the aggregate amount of $2,615,591 and $2,286,984, respectively, with interest at 1% to 13%, per annum for a period of 12 and 36 months.

As of June 30, 2019 and December 31, 2018, the Company has secured Notes payable in the aggregate amount of $9,512,665 and $6,504,383, respectively, with interest at 4% to 12%, per annum for a period of 12 and 36 months.

As of June 30, 2019 and December 31, 2018, the Company has notes with investors in the amount of $1,420,000 and $290,000, respectively. The majority of these notes are paid monthly interest of between 10% and 12%, per annum.

The aggregate maturity on the notes payable as of June 30, 2019 are as follows:

Remainder of 2019	$4,814,450
2020	3,376,000
2021	1,659,804
2022	3,698,002
Total notes payable	13,548,256
Less current portion	7,353,450
Notes payable, long-term portion	$6,194,806

For the periods ended June 30, 2019 and 2018, total interest expense on these notes’ payable was $581,685 and $216,871, respectively.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 8 - SHAREHOLDERS’ EQUITY

For the period ended June 30, 2019, the Company did not sell any common stock and repurchased 19,000 shares of no par value common stock for $23,750 and for the period ended June 30, 2018, the Company sold 2,220,280 shares of no par value common stock and received $2,767,850. During 2019 and 2018, the common stock activity included shares as part of the Company’s Regulation A+ initial public offering of stock.

NOTE 9 – FLOOR PLAN NOTES PAYABLE

At June 30, 2019 and December 31, 2018, the Company had floor plan notes payable with banks totaling $90,366 and $453,784, respectively. The notes are secured by the inventory of the Company and accrues interest at a rate of 5% per annum. Monthly payments relating to automobile sales are required monthly. The unpaid balance was due in March of 2019, and was subsequently satisfied by the Company.

The interest for the floor plan notes payable was $10,845 and $33,467 for the period ended June 30, 2019 and 2018, respectively.

NOTE 10 - STOCK OPTIONS

In November 2017, the Company granted 3 million stock options to BGA Holdings, LLC (BGA)(managed by Joseph B. Hilton). 2 million of these options were immediately vested with the remaining 1 million not being vested until and unless a 3 year employment agreement is entered into by Mr. Hilton. The options have a strike price and term as follows:

Option 1: 500,000 at $1.75 per share, not vested, 10 year term

Option 2: 500,000 at $1.25 per share, not vested, 10 year term

Option 3: 2,000,000 at $1.00 per share, fully vested, 10 year term

The weighted-average grant-date fair value of options granted during the year ended December 31, 2017 was $0.94. The options to Mr. Hilton’s company were issued in consideration of cancellation of 2 million shares previously agreed to be issued to Mr. Hilton’s company.

On June 27, 2018, the Company entered into a “Purchase of Stock Options and Lock Up Agreement” with BGA, in which the Company repurchased 496,333 shares of Option #3 above for $100,000. As consideration for the repurchase, a 5-year lock up period was added to the remaining shares of Option #3, and all shares of Options 1 & 2. The lock up period commenced December 27, 2017, and expires December 26, 2022, and BGA may not sell the remaining options or the shares underlying the options earlier than June 30, 2023. However, if certain conditions are not met by the Company, up to 5% of the options held by BGA may be sold in any 12-month period, subsequent to December 27, 2020.

The fair value of the Company’s common stock option grants is estimated using a Black-Scholes option pricing model, which uses certain assumptions related to risk-free interest rates, expected volatility, expected life of the common stock options, and future dividends. Compensation expense is recorded based upon the value derived from the Black-Scholes option pricing model and based on actual experience. The assumptions used in the Black-Scholes option pricing model could materially affect compensation expense recorded in future periods.

The following range of assumptions in the Black-Scholes option pricing model was used to determine fair value of the options issued in November of 2017 and on June 27, 2018:

Expected Dividend Yield—The Company has never paid dividends and does not expect to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate was based on the market yield currently available on United States Treasury securities with maturities approximately equal to the option’s expected term.

Expected Term—Expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company’s assumptions about the expected term have been based on that of companies that have a similar industry, life cycle, revenue, and market capitalization and the historical data on employee exercises.

Expected Volatility—The expected volatility is based on the historical stock volatilities of several of the Company’s publicly listed comparable companies over a period equal to the expected terms of the options, as the Company does not have a long trading history.

Forfeiture Rate—The Company has not experienced significant exercise activity on stock options. The Company determines the expected term of its stock option awards issued using the simplified method. The simplified method assumes each vesting tranche of the award has a term equal to the midpoint between when the award vests and when the award expires.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

Each of the inputs discussed above is subjective and generally requires significant management judgment. The Company utilizes the following inputs to calculate its options as of December 31, 2017, and June 27, 2018:

	Grant	Modification
	Date	Date
Volatility:	43%	35%
Expected terms (in years):	10	10
Risk Free Rate:	2.42%	2.83%

A summary of the option activity is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Non-vested at December 31, 2017	1,000,000	$1.17	10 years
Vested at December 31, 2017	2,000,000	$1.17	10 years
Share options repurchased at June 27, 2018	(496,933)	$1.00	N/A
Outstanding at December 31, 2018 and June 30, 2019	2,503,067	$1.25	9 years
Non-vested at December 31, 2018	1,000,000	$1.25	9 years
Vested at December 31, 2018	1,503,067	$1.25	9 years

Non-vested at June 30, 2019	1,000,000	$1.25	8.5 years
Vested at June 30, 2019	1,503,067	$1.25	8.5 years

The Company did not have any stock compensation expense for the periods ended June 30, 2019 and 2018.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 10 - INCOME TAXES

The Company did not provide any Federal and State income taxes for the six months ended June 30, 2019 and 2018, due to the Company’s net losses.

Deferred tax assets and liabilities reflect the effects of tax losses, credits and the future income tax effects of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred taxes are also recognized for net operating losses that can be carried forward. Future taxable income is expected to be subject a federal tax rate of 21% and a state tax rate of 5.5%.

As of June 30, 2019 and December 31, 2018, the Company had a deferred tax asset in the amount of approximately $2,400,000 and $2,000,000, respectively. The Company had a valuation allowance of approximately $2,400,000 and $2,000,000 as of June 30, 2019 and December 31, 2018, respectively. The valuation allowance increased by approximately $400,000 during the period ended June 30, 2019. The Company believes that such assets did not meet the more likely than not criteria to be recoverable through projected future profitable operations in the foreseeable future.

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the six months ended June 30, 2019 and 2018:

	2019	2018
Federal statutory rate	21.0%	21.0%
State statutory rate	4.3%	4.3%
Valuation allowance	(25.3)%	(25.3)%
Effective tax rate	0.0%	(0.0)%

On December 22, 2017, the “Tax Cuts and Jobs Act” (the “Act”) was enacted. Under the provisions of the Act, the U.S. corporate tax rate decreased from 34% to 21% beginning in 2018. Accordingly, we have re-measured our deferred tax assets as of December 31, 2017. However, this re-measurement had no effect on the Company’s income tax expense as the Company provides a 100% valuation allowance on its deferred tax assets.

The Company’s net operating loss carry forward for income tax purposes as of December 31, 2018, was approximately $6,780,000 of which approximately $3,300,000 can be carried forward indefinitely and the balance of approximately $3,480,000 may be offset against future taxable income through 2037. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited.

Effective January 1, 2007, the Company adopted FASB guidance that addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The FASB also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of June 30, 2019 and December 31, 2018, the Company does not have a liability for unrecognized tax benefits.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 12 - RELATED PARTY TRANSACTIONS

On December 28, 2016, Legion Select Venture Fund, LLC (the “Fund”), a Fund managed by James Byrd, Joseph Hilton (“Hilton”) and Shane Hackett entered into asset purchase agreement, to acquire all assets of SOS Network, Inc.

As of March 21, 2017, Hilton Institute of Business, a wholly owned subsidiary of the Company, paid a total of $475,730 to the Fund, for 100% of the assets of the SOS business, and the Fund retained no interest in these assets.

On February 16, 2018, the Company sold its equity interest in a sand and stone mining operation to the other partner in that company, and now holds a $4 million secured note and mortgage on the company and the real estate.

NOTE 13 - ACQUISITIONS

On December 30, 2017, Legion Select Holdings, LLC acquired the assets of Legion Select Venture Fund, LLC in exchange for preferred membership units in Legion Select Holdings, LLC in the amount of $6,708,783. The preferred membership units earn a dividend of 12% payable monthly plus 25% of the net income from the assets acquired. The preferred membership units are presented as non-controlling interest in the financial statements.

Additionally, the acquisition caused a decrease in retained earnings of $322,969.

Effective as of January 1, 2018, the Company acquired all of the stock of Dorman - Willis Motors, Inc., an automobile dealership, and now owns that dealership. The Company formed Legion Transportation to own these automotive and other transportation assets. No cash was given for this acquisition, but the dealership was acquired subject to the Legion debt, and retained earnings decreased by $696,768 as a result of the acquisition.

On February 22, 2018, the Company acquired the rights to acquire a 100% interest in a maritime renovation and sales company and simultaneously sold said rights and said interest to a third party, and now holds a $1.7 million secured loan on the assets of that company and the buyer company. An allowance has been established on this loan in the amount of approximately $792,000 at December 31, 2018.

Legion Capital Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 14 - SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through November 18, 2019, the date the financial statements were available to be issued.

Subsequent to June 30, 2019, the Company has loaned the approximate sum of $1,080,000 in new or increased business loans (net of principal paybacks) and has borrowed approximately $ 1,970,000 as new notes payable to fund said business loans, potential new loans and for working capital. Interest on said notes payable ranges from 6% to 12% per annum.

In July 2019, the Company sold the shares and business known as Dorman Willis Motors, Inc. (“DWM”) to a newly formed entity, Legion Anderson Sales & Service, LLC (“LASS”). LASS is owned 50% by a third-party operator and 50% by the Company. The Company no longer has majority control over DWM as of the sale to LASS. As a result of this sale, the Company has discontinued the business of Legion Transportation Group, LLC and is in the process of winding down that business as well as the business of Pricepoint Automotive, LLC and Pricepoint Finance, LLC.

In October 2019, LASS entered into an Asset Purchase Agreement to sell the remaining 50% of DWM to an entity owned entirely by unrelated third parties, with the Company retaining no ownership once that transaction is consummated. The Company will be paid the total sum of $600,000 for the business, with $300,000 paid at closing and the balance paid over time based on the number of automobiles sold. The closing of such sale is conditioned upon approval by Fiat Chrysler Automobiles.

On November 3, 2019, the Company sold the assets of Hilton Institute of Business, LLC (“HIB”) to a Red Dirt Ventures, LLC, for the total consideration of assumption of the $500,000 note that HIB owes to certain lender investors, and for a share of future revenues. The Company is now in the process of winding down HIB.

Item 4. Exhibits

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).
2.2	ByLaws (incorporated by reference to Exhibit 2.3 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legion Capital Corporation

Date: November 19, 2019	By:	/s/ Jim Byrd
Name: Jim Byrd Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jim Byrd	Chief Executive Officer, Director	November 19, 2019
Jim Byrd	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

/s/ Paul Carrazzone	Director	November 19, 2019
Paul Carrazzone